UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                  SCHEDULE TO
                                 (Rule 14d-100)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                        --------------------------------

                             CHASE INDUSTRIES INC.
                       (Name of Subject Company (Issuer))

                         CHASE ACQUISITION CORPORATION
                       (Names of Filing Person (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  161568-10-0
                     (CUSIP Number of Class of Securities)

                               Robert F. B. Logan
                                   President
                         Chase Acquisition Corporation
                               1209 Orange Street
                              Wilmington, DE 19801
                                 (561) 231-7490

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                With a copy to:

                               Craig L. Godshall
                                    Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000

                        --------------------------------

Calculation of Filing Fee

--------------------------------------------------------------------------------
     Transaction valuation*                               Amount of filing fee

       Not Applicable                                         Not Applicable

    ----------------------------------------------------------------------------


     *Set forth the amount on which the filing fee is calculated and state how it was determined.


/__/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:____________________

                  Form or Registration No.:__________________

                  Filing Party:______________________________

                  Date Filed:________________________________


/X/       Check  the  box  if  the   filing   relates   solely  to   preliminary
          communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


/X/       third-party tender offer subject to Rule 14d-1.


/__/      issuer tender offer subject to Rule 13e-4.


/X/       going-private transaction subject to Rule 13e-3.


/__/       amendment to Schedule 13D under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results
of the tender offer:   /__/

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ITEMS 1-11.

Not Applicable.


ITEMS 12.      MATERIALS TO BE FILED AS EXHIBITS.


Exhibit 99.1 Press Release issued by Chase Acquisition Corporation on December 18, 2000.


ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3.


Not Applicable.

--------------------------------------------------------------------------------

                                 EXHIBIT INDEX

Exhibit
Number                             Description
--------                           ------------

1.        Press Release issued by Chase Acquisition  Corporation on December 18,
          2000.

                                                                       Exhibit 1


                                 PRESS RELEASE

CHASE ACQUISITION CORPORATION ANNOUNCES OFFER FOR CHASE INDUSTRIES INC. AT $10.50 PER SHARE.

December 18, 2000, Wilmington, DE. Chase Acquisition Corporation announced today that it had made an offer to Chase Industries Inc. for a transaction which would result in the purchase of all of Chase Industries' issued and outstanding shares at a price of $10.50 cash per share.

To effect the transaction, Chase Acquisition has stated to Chase Industries that it expects to commence a tender offer for up to 2,300,000 shares of Chase Industries' stock. The tender offer price will be $10.50 in cash. Any shares not acquired in the tender offer will be acquired in a subsequent cash merger at the same price per share. Chase Acquisition expects that the tender offer will expire on January 31, 2001, and that the merger will close after a stockholder meeting approving the merger.

Chase Acquisition is a newly-formed corporation organized by an investor group headed by Robert F. B. Logan that includes Court Square Capital Limited, a Citicorp Venture Capital unit. Court Square Capital the single largest shareholder of Chase Industries. Mr. Logan, the President and Chief Executive Officer of Chase Acquisition, is the former Chairman and Chief Executive Officer of Banc One Arizona and Senior Executive for the Western Region of Banc One Corporation. Mr. Logan has served in senior executive positions at Citibank N.A., Continental Grain Company, Samuel Montagu & Co. Ltd., Alexander Hamilton Life Insurance Co. of America and Valley National Bank of Arizona. Mr. Logan is a director of York International Corporation and Plantronics, Inc.

Mr. Logan noted that Chase Acquisition has the financing in place to complete the transaction. Court Square Capital Limited has agreed to contribute all of its shares (approximately 47.7% of the total outstanding shares of Chase Industries) to Chase Acquisition in exchange for ownership in Chase Acquisition. Chase Acquisition has also received a commitment letter from a major bank for financing the cash purchase of all remaining shares through the tender offer and merger outlined above.

"While we fully expect the Board of Directors to investigate alternatives, we believe this transaction offers an excellent value for the shareholders of Chase Industries. It represents a premium of over 47% to Friday's closing stock price," stated Mr. Logan. "This premium is substantially in excess of the median premium of 29% published in a recent industry study of acquisitions of minority interests by a nationally recognized investment banking firm for similar transactions during the period from 1994-1999."

The tender offer and merger will be subject to customary conditions, including regulatory approvals and receipt of the financing on the terms outlined in the commitment letter, and approval of Chase Industries' board of directors.

Chase Industries security holders and any potential investors in Chase Industries stock are advised to carefully read the tender offer/going private statement on Schedule TO and any other documents Chase Acquisition or Chase Industries files with the Securities and Exchange Commission in connection with the proposed tender offer or merger when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by Chase Acquisition or Chase Industries at the SEC's website at www.sec.gov. These documents (when available) may also be obtained for free by contacting an information agent to be appointed by Chase Acquisition.

Contact: Robert F. B. Logan - 561-231-7490.